Contact

www.linkedin.com/in/carleena-andrepont (LinkedIn)

Top Skills

Account Reconciliation

Accounts Receivable

Accruals

Carleena Andrepont

Founder & CEO reshaping short-term rental management with innovative technology. A Techstars company

United States

Summary

With over seven years in leadership roles, my core competencies lie in business efficiency and financial oversight, particularly in the banking and property management sectors. As the Founder and CEO of Keepers, a Techstars company, I am committed to transforming the short-term rental industry with innovative technology. My mission is to drive excellence in property management through automation, aligning with Keepers culture of innovation. My approach fosters a culture of high standards and efficiency, drawing from a diverse perspective shaped by my experience in finance and technology.

At Keepers, I've spearheaded the development of a mobile platform that leverages machine learning and photo-recognition technology to revolutionize housekeeping and maintenance tasks. This system not only enhances the quality of service but also streamlines operations, setting a new benchmark for the short-term rental landscape. My previous role as Senior Vice President and Director of Accounting at MidSouth Bank honed my skills in financial analysis, account reconciliation, and accruals, all of which have been instrumental in cutting costs and creating efficiencies within Keepers.

Experience

Keepers

Founder & CEO

December 2022 - Present (2 years 11 months)

United States

A Techstars Company- Keepers is not just a cleaning platform, we are building the first fully automated back-of-house operations for short-term rentals (STRs), evolving into a complete, AI-driven property management company. Our approach is deliberate and phased, starting with cleaning as our wedge, because it is the largest operational challenge in STRs. Then we automate inventory, maintenance, laundry, and guest readiness.

MidSouth Bank
Senior Vice President and The Director of Accounting
August 2017 - April 2022 (4 years 9 months)
Lafayette, Louisiana Area

I turned around and transitioned the bank to set it up for an acquisition, cut expenses, and created efficiencies across many departments.
Utilizing financial analysis to prove efficient business processes and scale back expenses I took the Facilities department from sixteen employees to four employees creating complete efficiency and lowering expenses for the department by over a million dollars a year. I turned around accounting staff employing higher skilled labor and personnel who had robust accounting experience to accomplish the results the bank needed. I created all new policies and procedures for the accounting department ensuring the bank is following GAAP accounting practices. I worked on the implementation of Axiom EPM system to give the bank the ease of financial analysis and report writing. The bank was acquired by Hancock Whitney

Shell
Cost Controller
July 2013 - February 2016 (2 years 8 months)
new orleans, louisiana

Parker Drilling Company
4 years 5 months

Corporate Accountant
August 2012 - July 2013 (1 year)
Houston, Texas Area

Senior Accountant
March 2009 - November 2012 (3 years 9 months)

Responsible for reviewing in time period billing and resolving mis-matches. Review all transactions impacting Financial Statements (P&L and B/S). Analyze the effects of transactions upon account relationships. Assume month end responsibilities, evaluate alternative means of treating transactions, and prepare account reconciliations. Ensure accurate set of financials monthly. Perform other general accounting responsibilities as required, such as, management reports, auditor inquiries, and other special projects. Coordinate with other divisions/departments to ensure proper accounting of transactions.

Prepare and maintain numerous journal entries and accruals for all monthly, quarterly and year end close.

Prepare and maintain all balance sheet reconciliations for all month, quarter and year end close cycles. Report month end financial results to managers and the corporate office. Prepare monthly, quarterly, and yearly variance analysis along with margin analysis. Report monthly spend analysis to client operational project manager. Prepare all client operational project billing according to and in compliance with the contract.Liaison with warehouse and procurement daily. Develop tracking/ reconciliation workbook for all reimbursable billings in accordance with the contracts. Work directly with operations warehouse for all inventory. Reconcile all company inventory for all business units rigs on a monthly basis, over $2M inventory balance.

Follow SOX internal control compliance and maintain an up to date knowledge of GAAP accounting. Update forecast monthly and assist in preparing yearly budget. Prepare payment request vouchers for corporate AP processing.Open/ close work orders and AFE's.

Alaska Communications
General Accountant
November 2006 - March 2009 (2 years 5 months)

Prepare and maintain numerous journal entries and accruals for all monthly, quarterly and year end close. Develop, prepare and maintain various balance sheet reconciliations for all month, quarter and year end close cycles. Develop, perform and document financial statement and statistical analyses. Maintain an up to date knowledge of accounting activities in accordance with FCC statues and regulations and Generally Accepted Accounting Principles. Track internal orders. Prepare miscellaneous billings and assist with periodic revisions to the account code manual. Place new assets into creation and maintain

an accurate tracking log for monthly accretion amounts. SAP ERP software used. Follow SOX internal control compliance. Assist and prepare form M.

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Education

University of Alaska Anchorage
Bachelor's degree